July 3, 2006


By facsimile to (303) 223-1111 and U.S. Mail


Mr. Howard Brill
President and Chief Executive Officer
Global Employment Holdings, Inc.
9090 Ridgeline Boulevard, Suite 205
Littleton, CO 80129

Re:	Global Employment Holdings, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-1
	Filed June 20, 2006
File No. 333-133666
Quarterly Report on Form 10-Q for the quarterly period ended April
2,
2006
Filed May 22, 2006
File No. 0-51737

Dear Mr. Brill:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


S-1/A1

General

1. If applicable, comments on the S-1/A1 are comments on reports filed under the Exchange Act by Global Employment Services
Holdings,
Inc. or Global and vice versa.

2. We note the response to prior comment 53. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Prospectus Cover Page

3. We note the response to prior comment 4. Please revise or delete the second paragraph so that it is consistent with the disclosure in the fourth paragraph.

Risk Factors, page 3
If we fail to comply in a timely manner with the requirements of
Section 404..., page 13

4. This discussion appears incomplete in that there is no mention of the internal control deficiency letter (page 49) or the ineffective disclosure controls referenced in Item 4 of the 4/2/06 Form 10-Q.
Please revise.

Management`s Discussion and Analysis of Financial Condition, page
16
Prior comment 18

5. Please also explain the variance at 4/2/06. It appears that receivables increased at a greater rate than sales relative to the prior quarter ended 1/1/06. This analysis of receivables should also be provided in your future Exchange Act filings where receivables are material to liquidity and/or assets.

Other Expenses, page 20

6. It does not appear appropriate to classify the $968,000 retention bonus as a non-operating expense given that it is apparently employee compensation. Please revise the financial statements to reclassify this item.

Industry Overview, page 27

7. We have these comments on the material that you provided us in response to prior comment 3:

* The American Staffing Association or ASA data that you provided us is for 2005. The ASA data included in the filing appears to be for
2004.

* The Bureau of Labor Statistics or BLS data that you provided us is through 2014. The BLS data included in the filing is through 2012.

Please revise.

Selling Stockholders, page 43

8. We note the response to prior comment 36 that some selling stockholders are broker-dealers. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Global must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

9. Specify in the prospectus which stockholders are:

* Broker-dealers.

* Affiliates of broker-dealers.

Financial Statements
Prior Comments 43 and 44

10. Please clarify for us how the company determined that the preferred stock had not been a "conditionally redeemable financial instrument" for purposes of SFAS 150 implementation. Such information is needed for us to fully understand the company`s accounting.

Note N, page F-18

11. Please explain herein, or provide a cross-reference, so that readers can understand the $1,960,000 related party debt extinguishment referenced on p. F-4. Clarify whether a gain or loss was recorded.


Exhibit 10.28

12. We note that you filed the lease as an exhibit in response to prior comment 28. As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file all of the attachments to the exhibit, please refile the exhibit in its entirety.

Exhibit 16.2
Prior Comment 51

13. Please clarify for us why a new letter from Grant Thornton was not filed to address the revised disclosures.

Exhibit 23.3

14. We have these comments on the consent that you filed as an exhibit in response to prior comment 4:

* Unless you file the report of Preferred Insurance Capital
Consultants, LLC or PICC as an exhibit to the registration statement, revise the first paragraph to remove the reference to the use of its report.

* Since you did not include a reference to PICC under "Experts" and are not required to do so, delete the second paragraph.

* Since conditions are inconsistent with the requirements of Rule
436
of Regulation C under the Securities Act, revise the third paragraph so that the consent is unconditional.

10-Q

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

15. It appears that Global may be a penny stock issuer. If so, Global is ineligible to rely on the safe harbor provision under section 21E of the Exchange Act or section 27A of the Securities
Act.
See section 21E(b)(1)(C) of the Exchange Act and section
27A(b)(1)(C)
of the Securities Act. If Global is ineligible to rely on the safe harbor provision, remove in future filings the reference to section
21E of the Exchange Act and section 27A of the Securities Act. Alternatively, make clear that Global is ineligible to rely on the safe harbor provision.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, Global may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Global thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Global and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Global requests acceleration of the registration statement`s effectiveness, Global should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Global from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* Global may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Global provides us in our review of the registration statement or in response to our comments on the registration statement.

      We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M.
Kelly,
Senior Counsel, at (202) 551-3728 or Christopher B. Edwards,
Special
Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Adam J. Agron, Esq.
	Brownstein Hyatt & Farber, P.C.
	410 17th Street, 22nd Floor
	Denver, CO 80202



Mr. Howard Brill
July 3, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE